SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AGILENT TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00846U-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Edward W. Barnholt
President and Chief Executive Officer
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

D. Craig Nordlund, Esq. Marie Oh Huber, Esq. Bridget Logterman, Esq. 395 Page Mill Road Palo Alto, California 94306 (650) 752-5000	Aaron J. Alter, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable	Amount of Filing Fee* Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable.
Form or Registration No.: Not applicable	Date filed: Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐ third party tender offer subject to Rule 14d-1.
      ☒ issuer tender offer subject to Rule 13e-4.
      ☐ going-private transaction subject to Rule 13e-3.
      ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This schedule and the attached exhibits (the “Materials”) relate to the amendment to Agilent Technologies, Inc.’s (“Agilent”) 1999 Stock Plan to permit Agilent to undertake an exchange offer pursuant to which holders of certain options to purchase a maximum of 47,483,800 shares of Agilent’s Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase between 0.25 and 1.0 shares of Agilent Common Stock for each cancelled option, depending upon the grant date and exercise price of the cancelled option (the “Exchange”).

     These Materials do not constitute an offer to holders of options to purchase Agilent common stock to exchange their options. The Exchange may be commenced at such time as determined in the discretion of Agilent’s Compensation Committee, which may also choose not to implement the Exchange. If the Exchange is commenced, Agilent will provide option holders who are eligible to participate in the Exchange with written materials explaining the precise terms and timing of the Exchange. Persons who are eligible to participate in the Exchange should read these written materials carefully when they become available because they will contain important information about the Exchange. Agilent will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. Agilent stockholders and option holders will be able to obtain these written materials and other documents filed by Agilent with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

99.1	May 6, 2003 e-mail communication to employees announcing the intent to offer the Exchange in May 2003.

99.2	E-mail communication to Human Resources Managers.